SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT No. 5
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   554-335-109
                                   -----------
                                 (Cusip Number)

                       Jon E. Goodrich, CEO and President
                        MACE SECURITY INTERNATIONAL, INC.
                               160 Benmont Avenue
                              Bennington, VT 05201
                                 (802) 442-1504
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communication)

                                December 31, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554-335-109

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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Jon E. Goodrich
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds
      (See Instructions)                                                     N/A

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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.A.
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                  7     Sole Voting Power
  Number of
   Shares               2,259,246*
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,259,246*
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        000
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,259,246*

                      (Includes sole and shared authority)
*100,000 of these shares underly options granted by Mr. Goodrich to Mr. Brown, and 200,000 of these share underly options granted by Mr. Goodrich to various investors.

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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

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13    Percent of Class Represented By Amount in Row (11)

      31.9%
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14    Type of Reporting Person

      (See Instructions)  IN

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

      This Amendment No. 5 amends and supplements the statement on Schedule 13D (as previously filed and amended most recently in May 1997 (the "Schedule 13D")) relating to the common stock, par value $.01 per share (the "Common Stock") of Mace Security International, Inc.(the "Company") and filed with the Securities and Exchange Commission on behalf of Jon E. Goodrich. Except as disclosed herein, there has been no change in the information previously reported in the
Schedule 13D, as amended. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

      Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended as follows:

      On December 31, 1997, Mr. Goodrich sold 400,000 shares of Common Stock in private transactions to various investors, and granted to certain of such investors the option to purchase an aggregate of an additional 200,000 shares of Common Stock. The terms of these transactions were not disclosed.

      Mr. Goodrich owns outright, 2,259,246 shares of Common Stock, and has the sole power to vote such shares. As a result of the termination of the Shareholders Voting Agreement (as described in Item 6), Mr. Goodrich no longer has voting rights (shared or sole) with respect to any other shares.

      Mr. Goodrich has granted to Marvin P. Brown option to purchase 100,000 shares of Common Stock.

      Until such time as the foregoing options are exercised, Mr. Goodrich continues to own, and have the sole right to vote, the shares underlying the options. Consequently, the shares underlying the options are included in the 2,259,246.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item No. 6 is amended as follows:

      The Shareholders Voting Agreement entered into among Marvin Brown, Mr. Goodrich and Robert P. Gould on January 9, 1997, has been terminated.

      As a result of the termination of the Shareholders Voting Agreement, the options previously granted to Mr. Brown by Mr. Goodrich have terminated. To replace the options that have terminated, Mr. Brown has been granted options to purchase 100,00 shares of Common Stock by Mr. Goodrich. Such options are exercisable at any time at an exercise price of $1.25 per share. Such options expire April 24, 1999.

      Separately, Mr. Goodrich granted options to purchase an aggregate of 200,000 share of Common Stock to various investors. Such options are exercisable at any time at an exercise price of $1.00 per share. Such options expire December 31, 2002.

      Item 7. Material to be Filed as Exhibits.

      (1) Option to purchase Common Stock granted to Marvin Brown

      (2) Form of option granted to various investors.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998                 /s/ Jon E. Goodrich
                                       -----------------------------------------
                                           JON E. GOODRICH

NEITHER THIS OPTION NOR THE COMMON STOCK WHICH MAY BE ACQUIRED UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR APPLICABLE STATE LAW. NEITHER THIS OPTION NOR SUCH COMMON STOCK MAY BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE LAW.


                                 PURCHASE OPTION

                               For the Purchase of

                         ________ Shares of Common Stock

                                       of

                        MACE SECURITY INTERNATIONAL, INC.
                            (A Delaware Corporation)


1. Purchase Option.

      THIS CERTIFIES THAT, in consideration of $_______ duly paid by or on behalf of ________________________________ ("Holder"), with an address of
____________________, as owner of this Purchase Option, to Jon E. Goodrich ("Goodrich"), Holder is entitled, at any time or from time to time, commencing on the date hereof and expiring at 5:00 p.m., Eastern Time, , 2002 ("Expiration Date"), but not thereafter, to purchase and receive from Goodrich, in whole or in part, up to ______ shares of common stock of Mace Security International, Inc. ("Company"), $.01 par value per share ("Common Stock"). The shares of Common Stock are sometimes collectively referred to herein as the "Securities." If the Expiration Date is a day on which banking institutions are authorized by law to close, then this Purchase Option may be exercised on the next succeeding day which is not such a day in accordance with the terms herein. This Purchase Option is initially exercisable at $1.00 per share purchased; provided, however, that upon the occurrence of any of the events specified in Section 6 hereof, the rights granted by this Purchase Option, including the exercise price and the number of shares of Common Stock to be received upon such exercise, shall be adjusted as therein specified. The term "Exercise Price" shall mean the initial exercise price or the adjusted exercise price of a share of Common Stock, depending on the context.

2. Representations and Agreements of Goodrich. Goodrich hereby represents that he is the holder of record and beneficial owner of the Securities, free and clear of any security interests, liens or encumbrances, he has not granted to any person or persons any options or other rights to buy, or proxies or other rights to vote, the Securities, and, when delivered upon any exercise of this Purchase Option, the Securities will be free and clear of any security interests, liens or encumbrances, and no other person will have any option or other right to buy, or proxy or other right to vote, the Securities. Goodrich hereby agrees that until the expiration of this Purchase Option he shall not sell or otherwise transfer, or grant to any other person or persons any options or other rights to buy, or proxies or other rights to vote, the Securities.

3. Exercise.

      3.1. Exercise Form. In order to exercise this Purchase Option, the exercise form attached hereto must be duly executed and completed and delivered to Goodrich, together with this Purchase Option and payment of the Exercise Price in cash or by certified check or official bank check payable to Goodrich for the Securities being purchased. If the rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern time, on the Expiration Date, this Purchase Option shall become and be void without further force or effect, and all rights represented hereby shall cease and expire. Within 10 business days after the surrender to Goodrich of a duly executed exercise form, this Purchase Option and funds sufficient to pay the Exercise Price for the shares of Common Stock for which this Purchase Option is being exercised, Goodrich shall deliver to the Holder a certificate, registered in the name of the Holder, representing the number of shares of Common Stock for which this Purchase Option is being exercised.

      3.2. Legend. Each certificate for Securities purchased under this Purchase Option shall bear a legend as follows unless such Securities have been registered under the Securities Act of 1933, as amended ("Act"):

        "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state law. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act and applicable state law."

4. Transfer. This Purchase Option shall not be transferred unless and until Goodrich has received an opinion of counsel for the Holder, addressed to Goodrich, that this Purchase Option may be transferred pursuant to an exemption from registration under the Act. Such opinion may be the opinion of Graubard Mollen & Miller.

5. New Purchase Options to be Issued.

      5.1. Partial Exercise. This Purchase Option may be exercised in whole or in part. In the event of the exercise in part only, upon surrender of this Purchase Option to Goodrich, together with the duly executed exercise form and funds sufficient to pay any Exercise Price, Goodrich shall indicate such partial exercise on the signature page hereto and shall return this Purchase Option to the Holder.

      5.2. Partial Transfer. Subject to the restrictions in Section 4 hereof, this Purchase Option may be assigned in whole or in part. In the event of the assignment hereof in part only, upon surrender of this Purchase Option to Goodrich for cancellation, together with the duly executed assignment form, Goodrich shall cause to be delivered to the Holder new Purchase Options of like tenor to this Purchase Option in the names of the Holder and the transferee evidencing the rights of the Holder and the transferee to purchase the aggregate number of shares of Securities purchasable hereunder and reflecting the transfer.

      5.3. Lost Certificate. Upon receipt by Goodrich of evidence of the loss, theft, destruction or mutilation of this Purchase Option, and reasonably satisfactory indemnification, Goodrich shall execute and deliver a new Purchase Option of like tenor and date. Any such new Purchase Option executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of Goodrich.

6. Adjustments.

      6.1. Adjustments to Exercise Price and Number of Securities. The Exercise Price and the number of Option Shares shall be subject to adjustment from time to time as hereinafter set forth:

            6.1.1. Stock Dividends, Recapitalization, Reclassification, Split-Ups. If after the date hereof the number of Option Shares is increased by a stock dividend payable in shares of Common Stock or by a split-up, recapitalization or reclassification of shares of Common Stock or other similar event, then, on the effective date thereof, the number of shares of Common Stock that may be purchased upon exercise of this Purchase Option shall be increased in proportion to such increase in the number of Option Shares. For example, if the Company declares a two-for-one stock dividend and at the time of such dividend this Purchase Option is for the purchase of 100,000 shares at $1.00 per share, upon effectiveness of the dividend, this Purchase Option will be adjusted to allow for the purchase of 200,000 shares at $.50 per share.

            6.1.2. Aggregation of Shares. If after the date hereof the number of Option Shares is decreased by a consolidation, combination or reclassification of shares of Common Stock or other similar event, then, upon the effective date thereof, the number of shares of Common Stock that may be purchased upon exercise of the Purchase Option shall be decreased in proportion to such decrease in the number of Option Shares. For example, if the Company effects a one-for-two reverse stock split and at the time of such reverse stock split this Purchase Option is for the purchase of 100,000 shares at $1.00 per share, upon effectiveness of the reverse stock split, this Purchase Option will be adjusted to allow for the purchase of 50,000 shares at $2.00 per share.

            6.1.3. Adjustments in Exercise Price. Whenever the number of shares of Common Stock purchasable upon the exercise of this Purchase Option is adjusted, as provided in this Section 6.1, the Exercise Price shall be adjusted (to the nearest one cent) by multiplying such Exercise Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of this Purchase Option immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

            6.1.4. Replacement of Securities Upon Reorganization, Etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock other than a change covered by Section 6.1.1 or 6.1.2 hereof or which solely affects the par value of such shares of Common Stock, or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, if and to the extent Goodrich, as the holder of the Option Shares purchasable upon exercise of this Purchase Option, has the right to receive shares of stock or other securities or property (including cash) upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, the Holder of this Purchase Option shall have the right thereafter (until the expiration of the right of exercise of this Purchase Option) to receive from Goodrich, upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, by Goodrich with respect to the Option Shares purchasable upon exercise of this Purchase Option immediately prior to such event; and if any reclassification also results in a change in shares of Common Stock covered by Section 6.1.1 or 6.1.2, then such adjustment shall be made pursuant to Section 6.1.1 or 6.1.2 and Section 6.1.3 and this Section 6.1.4. The provisions of this Section 6.1.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

            6.1.5. Changes in Form of Purchase Option. This form of Purchase Option need not be changed because of any change pursuant to this Section, and Purchase Options issued after such change may state the same Exercise Price and the same number of shares of Common Stock as are stated in the Purchase Options initially issued pursuant to this Agreement. The acceptance by any Holder of the issuance of new Purchase Options reflecting a required or permissive change shall not be deemed to waive any rights to a prior adjustment or the computation thereof.

7. Notices. All notices, requests, consents and other communications under this Purchase Option shall be in writing and shall either be delivered personally or sent by certified mail, return receipt requested, postage prepaid, or by Federal Express next business day service with signed receipt required, and addressed as follows, and shall be deemed duly given hereunder when so delivered: (i) if to the registered Holder of the Purchase Option, to the address of such Holder as set forth above, or (ii) if to Goodrich, to 3479 Monument Avenue Extension, Bennington, Vermont 05201. A copy of any notice to a Holder shall also be sent to David Alan Miller, Esq., Graubard Mollen & Miller, 600 Third Avenue, New York, New York 10016-2097.

8. Miscellaneous.

      8.1. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Purchase Option.

      8.2. Entire Agreement. This Purchase Option (together with the other agreements and documents being delivered pursuant to or in connection with this Purchase Option) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

      8.3. Binding Effect. This Purchase Option shall inure solely to the benefit of, and shall be binding upon, the Holder and Goodrich, and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Purchase Option or any provisions herein contained.

      8.4. Governing Law; Submission to Jurisdiction. This Purchase Option shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws. Goodrich hereby agrees that any action, proceeding or claim against Goodrich arising out of, or relating in any way to this Purchase Option shall be brought and enforced in the courts of the State of New York or of the United States of America for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Goodrich hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any process or summons to be served upon Goodrich may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to Goodrich at his address set forth on the signature page hereof. Such mailing shall be deemed personal service and shall be legal and binding upon Goodrich in any action, proceeding or claim. Goodrich agrees that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys' fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

      8.5. Waiver, Etc. The failure of Goodrich or the Holder at any time to enforce any of the provisions of this Purchase Option shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Purchase Option or any provision hereof or the right of Goodrich or any Holder thereafter to enforce each and every provision of this Purchase Option. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Purchase Option shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

      8.6. Execution in Counterparts. This Purchase Option may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

      IN WITNESS WHEREOF, Goodrich has executed this Purchase Option as of the 23rd day of December, 1997.


                                       -----------------------------------------
                                       Jon E. Goodrich
                                       3479 Monument Avenue Extension
                                       Bennington, Vermont 05201


                   -----------------------------------------


                           * Partial Exercise Record *


                                          Number of Option Shares
         Date of Exercise                Relating to Such Exercise
         ----------------                -------------------------

     -----------------------------     -----------------------------

     -----------------------------     -----------------------------

     -----------------------------     -----------------------------

Form to be used to exercise Purchase Option:

Jon E. Goodrich
3479 Monument Avenue Extension
Bennington, Vermont 05201

Date:_________________, 19__

            The undersigned hereby elects irrevocably to exercise the within Purchase Option and to purchase from you ________________ shares of Common Stock of Mace Security International, Inc. and hereby makes payment of $____________ (at the rate of $___________ per share of Common Stock) in payment of the Exercise Price pursuant thereto. Please deliver the Common Stock as to which this Purchase Option is exercised in accordance with the instructions given below.


                                       _________________________________________
                                       Signature

                     INSTRUCTIONS FOR DELIVERY OF SECURITIES

Name:
     ---------------------------------------------------------------------------
                            (Print in Block Letters)

Address:
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------
Form to be used to exercise Purchase Option:

Jon E. Goodrich
3479 Monument Avenue Extension
Bennington, Vermont 05201

Date:_________________, 19__

            The undersigned hereby elects irrevocably to exercise the within Purchase Option and to purchase from you ________________ shares of Common Stock of Mace Security International, Inc. and hereby makes payment of $_____________ (at the rate of $ ___________ per share of Common Stock) in payment of the Exercise Price pursuant thereto. Please deliver the Common Stock as to which this Purchase Option is exercised in accordance with the instructions given below.


                                       -----------------------------------------
                                       Signature

                     INSTRUCTIONS FOR DELIVERY OF SECURITIES

Name:
     ---------------------------------------------------------------------------
                            (Print in Block Letters)

Address:
        ------------------------------------------------------------------------

Form to be used to assign Purchase Option:

                                   ASSIGNMENT

            (To be executed by the Holder to effect a transfer of the within Purchase Option):

            FOR VALUE RECEIVED, ________________________________________________
does hereby sell, assign and transfer unto _____________________________________
the right to purchase ______________ shares of Common Stock to purchase ________ shares of Common Stock of Mace Security International, Inc. evidenced by the within Purchase Option.